August 6, 2008
By Edgarlink and Facsimile
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Osteologix, Inc.
Post-Effective Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-144804
Dear Sir or Madam:
     Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, Osteologix, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 9:00 a.m. Eastern Standard Time on August 8, 2008, or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
OSTEOLOGIX, INC.
/s/ Philip J. Young
Philip J. Young
President and Chief Executive Officer